EXHIBIT 12.1

DUKE REALTY LIMITED PARTNERSHIP

EARNINGS TO FIXED CHARGES CALCULATION

(in thousands, except ratios)

December 31, 2007

Net income from continuing operations, less preferred distributions	$107,511
Preferred distributions	58,292
Interest expense	168,358
Earnings before fixed charges	$334,161

Interest expense	$168,358
Interest costs capitalized	59,167
Total fixed charges	227,525

Preferred distributions	58,292
Total fixed charges and preferred distributions	$285,817

Ratio of earnings to fixed charges	1.47

Ratio of earnings to combined fixed charges and preferred distributions	1.17